

May 11, 2015

Via E-mail
Onno van de Stolpe
Chief Executive Officer and Director
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium

> **Re:** **Galapagos NV**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed May 7, 2015**
> **File No. 333-203435**

Dear Mr. Van de Stolpe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please have your counsel amend its opinion to remove the following assumptions, as they inappropriately assume certain material facts underlying the opinion that appear within counsel's power to determine:

   - the principal place of business and the place of effective management of the Issuer are located in Belgium;

   - the directors who attended and voted (or will attend and vote) at the meetings where the Resolutions were (or will be) adopted did not have (or will not have) a conflict of interests within the meaning of Article 523 of the Belgian Companies Code;

- there have been no resolutions of the board of directors or shareholders' meeting of the Company other than those that have been recorded in notarial deeds that have been duly filed with the clerk of the commercial court, registered and published in accordance with applicable regulations; and

- upon their issuance, the Offer Shares will be admitted in the settlement system of Euroclear Belgium.

Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 for guidance.

2. Please have your counsel amend its opinion to opine that the Additional Shares will be, when sold, legally issued, fully paid, and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Bloom
        Michael H. Bison
        Goodwin Procter LLP
        Exchange Place
        53 State Street
        Boston, MA 02109